Exhibit 99.6

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO OR FROM THE UNITED STATES, CANADA, AUSTRALIA, JAPAN OR THE REPUBLIC OF SOUTH AFRICA.

16 April 2008

Approval by the CNMV of offer by Imperial Tobacco Group PLC for Logista, S.A.

Imperial Tobacco Group PLC (“Imperial Tobacco”) today announces the approval by the Comisión Nacional del Mercado de Valores (“CNMV”), the Spanish Securities and Exchange Commission, of its unconditional mandatory cash offer (the “Offer”) for the shares in Compañía de Distribución Integral Logista, S.A. (“Logista”) which are not already owned by Altadis, S.A. (“Altadis”).

The Offer, which was announced on 25 January 2008, is being made by Altadis at a price of €52.50 per Logista share.

Altadis currently owns approximately 59.62% of the entire issued share capital of Logista.

The full terms of the Offer are set out in the offer document dated 4 April 2008. A copy of the offer document, together with a summary, will be available for inspection on Imperial Tobacco’s website (www.imperial-tobacco.com) shortly.

Details of the offer acceptance period will be announced shortly.

Enquiries

Imperial Tobacco

Alex Parsons	Telephone: +44 (0) 7967 467241
(Head of Corporate Communications)

Simon Evans	Telephone: +44 (0) 7967 467684
(Group Press Officer)

John Nelson-Smith	Telephone: +44 (0) 117 933 7032
(Investor Relations Manager)

Nicola Tate	Telephone: +44 (0) 117 933 7082
(Investor Relations Manager)

Citi (lead financial adviser to Imperial Tobacco)	Telephone: +44 (0) 20 7986 4000

Ian Carnegie-Brown

Ian Hart

Manuel Falco	Telephone: +34 (0) 91 538 4411

Citi, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Imperial Tobacco and no one else in relation to the matters referred to in this announcement and will not be responsible to anyone other than Imperial Tobacco for providing the protections afforded to clients of Citi nor for providing advice in relation to these matters, the content of this announcement or any matter referred to in it.

Copies of Imperial Tobacco’s announcements are available on its website: www.imperial-tobacco.com